82-3470





Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256









29th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2005**

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter ended 30th June, 2005, approved at the meeting of the Board of Directors of the Company held on 29th July, 2005.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2005, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

# ITC LIMITED

**Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2005**

(Rs. in Crores)

| | | Quarter ended 30.06.2005 | Quarter ended 30.06.2004 | Twelve months ended 31.03.2005 |
|---|---|---|---|---|
| GROSS INCOME | | 3960.57 | 3339.92 | 13585.39 |
| NET SALES TURNOVER | (1) | 2266.88 | 1817.15 | 7639.45 |
| OTHER INCOME | (2) | 84.52 | 58.08 | 235.81 |
| NET INCOME (1+2) | | 2351.40 | 1875.23 | 7875.26 |
| Less: | | | | |
| TOTAL EXPENDITURE | (3) | 1440.12 | 1107.96 | 4846.89 |
| a) (Increase) / decrease in stock-in-trade | | (162.97) | (103.10) | (67.85) |
| b) Consumption of raw materials, etc. | | 1038.00 | 741.34 | 2837.40 |
| c) Staff cost | | 123.74 | 109.38 | 467.26 |
| d) Other expenditure | | 441.35 | 360.34 | 1610.08 |
| INTEREST (Net) | (4) | 1.08 | 12.92 | 42.43 |
| DEPRECIATION | (5) | 80.06 | 72.78 | 312.87 |
| PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5) | (6) | 830.14 | 681.57 | 2673.07 |
| Less: | | | | |
| PROVISION FOR TAXATION (Including prior year adjustments) | (7) | 271.84 | 216.69 | 836.00 |
| NET PROFIT BEFORE EXCEPTIONAL ITEMS (6-7) | (8) | 558.30 | 464.88 | 1837.07 |
| EXCEPTIONAL ITEMS (NET OF TAX) | (9) | - | - | 354.33 |
| PROFIT AFTER TAX (8+9) | | 558.30 | 464.88 | 2191.40 |
| PAID UP EQUITY SHARE CAPITAL | (10) | 249.43 | 248.89* | 249.43* |
| (Ordinary shares of Rs. 10/- each) | | | | |
| RESERVES EXCLUDING REVALUATION RESERVES | (11) | - | - | 7586.28 |
| EARNING PER SHARE (Rs.) | (12) | | | |
| On Profit after Taxation before Exceptional Items | | | | |
| - Basic (Rs.) | | 22.38 | 18.68 | 73.74 |
| - Diluted (Rs.) | | 22.30 | 18.63 | 73.52 |
| On Profit after Taxation and Exceptional Items | | | | |
| - Basic (Rs.) | | 22.38 | 18.68 | 87.97 |
| - Diluted (Rs.) | | 22.30 | 18.63 | 87.70 |
| AGGREGATE OF NON-PROMOTER SHAREHOLDING | (13) | | | |
| - NUMBER OF SHARES | | 249434076 | 248891598** | 249434076** |
| - PERCENTAGE OF SHAREHOLDING | | 100 | 100 | 100 |

**Notes :**

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 29th July, 2005.

(ii) (a) Figures for corresponding quarter last year have been re-stated to incorporate the impact of the amalgamation of the erstwhile ITC Hotels Limited (ITCHL) and erstwhile Ansal Hotels Limited (AHL) with the Company effective 01.04.2004.

(b) * Includes Rs.1.21 Crores Share Capital Suspense in respect of shares awaiting issue and allotment to shareholders of ITCHL and AHL consequent to amalgamation of ITCHL and AHL with the Company with effect from 1.4.2004. These shares were issued and allotted on 9.5.2005.

(c) **Includes 12,12,747 shares to be issued and allotted to shareholders of ITCHL and AHL consequent to amalgamation of these companies with the Company with effect from 1.4.2004. These shares were issued and allotted on 9.5.2005.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 6 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) Consequent to purchase of 3,84,82,281 equity shares of Wimco Limited (Wimco) by Russell Credit Limited (Russell Credit), a wholly owned investment subsidiary of the Company, Wimco and its four subsidiary companies became subsidiaries of Russell Credit and thereby subsidiaries of the Company, effective 1st July, 2005.

(vi) Provision for Taxation includes Rs.4.32 Crores (corresponding previous quarter Rs. Nil) for Fringe Benefit Tax.

(vii) The above is as per Clause 41 of the Listing Agreement.

**Limited Review**

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forward to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2005 which needs to be explained.

For and on behalf of the Board

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th July, 2005
Place : Kolkata, India


Executive Director


Chairman

# ITC LIMITED

**Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2005**

(Rs. in Crores)

| | Quarter ended 30.06.2005 | Quarter ended 30.06.2004 | Twelve months ended 31.03.2005 |
|---|---|---|---|
| **1. Segment Revenue** | | | |
| a) FMCG - Cigarettes | 2843.07 | 2538.28 | 10002.54 |
| - Others | 200.32 | 105.22 | 563.39 |
| **Total FMCG** | **3043.39** | **2643.50** | **10565.93** |
| b) Hotels | 146.87 | 108.37 | 577.25 |
| c) Agri Business | 753.93 | 459.27 | 1780.07 |
| d) Paperboards, Paper & Packaging | 460.74 | 377.33 | 1565.31 |
| **Total** | **4404.93** | **3588.47** | **14488.56** |
| Less : Inter-segment revenue | 528.88 | 306.63 | 1138.98 |
| **Gross sales / Income from operations** | **3876.05** | **3281.84** | **13349.58** |
| **2. Segment Results** | | | |
| a) FMCG - Cigarettes | 694.62 | 585.22 | 2288.84 |
| - Others | (54.66) | (39.08) | (195.23) |
| **Total FMCG** | **639.96** | **546.14** | **2093.61** |
| b) Hotels | 56.11 | 12.67 | 140.94 |
| c) Agri Business | 36.33 | 25.57 | 96.41 |
| d) Paperboards, Paper & Packaging | 89.55 | 81.18 | 279.99 |
| **Total** | **821.95** | **665.56** | **2610.95** |
| Less : i) Interest (Net) | 1.08 | 12.92 | 42.43 |
| ii) Other un-allocable expenditure net of un-allocable income | (9.27) | (28.93) | (104.55) |
| **Total Profit Before Tax** | **830.14** | **681.57** | **2673.07** |
| **3. Capital Employed** | | | |
| a) FMCG - Cigarettes * | 739.97 | 1110.78** | 1240.01 |
| - Others | 445.74 | 227.38 | 262.31 |
| **Total FMCG** | **1185.71** | **1338.16** | **1502.32** |
| b) Hotels | 1370.71 | 1361.57 | 1400.61 |
| c) Agri Business | 900.57 | 617.40 | 739.72 |
| d) Paperboards, Paper & Packaging | 1768.85 | 1526.40 | 1745.11 |
| **Total Segment Capital Employed** | **5225.84** | **4843.53** | **5387.76** |

* Before considering provision of Rs. 359 Crores (30.06.2004 - Rs. 1468 Crores) in respect of disputed State taxes.

** Includes Pre-deposit of Rs.350 Crores with Excise authorities in respect of excise litigation which since stands resolved.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th July, 2005
Place : Kolkata, India

**Notes**

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

| | | |
|---|---|---|
| FMCG | : Cigarettes | - Cigarettes & Smoking Mixtures. |
| | : Others | - Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods). |
| | | - Agarbattis and Matches sourced from the small scale sector. |
| Hotels | | - Hoteliering. |
| Paperboards, Paper & Packaging | | - Paperboards, Paper including Specialty Paper & Packaging. |
| Agri Business | | - Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco. |

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1371 Crores (30.06.2004- Rs. 1361 Crores) includes Rs. 431 Crores (30.06.2004 - Rs. 850 Crores) relating to investments in hotels which became operational in the last three years. The segment results are net of the depreciation charge of these newly opened hotels.

The segment results of the Hotels business include an income of Rs.26.77 (Net) Crores arising from the settlement reached with the owners of Searock Hotel in May 2005.

The segment results of the Hotels business incorporate the impact of the amalgamation of erswhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company effective 1.4.2004.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets, supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(6) Figures for the corresponding quarter last year have been recast to conform to current presentation.

**Registered Office :**
Virginia House
37 J.L. Nehru Road
Kolkata 700 071, India

Dated : 29th July, 2005
Place : Kolkata, India

**For and on behalf of the Board**


**Executive Director**


**Chairman**

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J.L. Nehru Road
Kolkata 7000071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2005" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F. FERGUSON & CO.
Chartered Accountants



(M.S. Dharmadhikari)
(Partner)

Kolkata: 29th July, 2005

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : afkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

RECEIVED
2005 AUG -3 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE


ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th July, 2005

The Secretary
The National Stock Exchange
of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**ITC Employee Stock Option Scheme –**
**Grant of Options for the financial year 2004-05**

We refer to our letter dated 30th May, 2005 on the subject.

We write to advise that the total number of Options granted by the Compensation Committee / Board of Directors on 27th May, 2005, should read as 9,72,433 Options, instead of 9,62,577 Options, as advised in our letter under reference. This inadvertent error is regretted. All other details communicated in our aforesaid letter remain the same.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Board Meeting – 29th July, 2005**

We write to advise that the Board of Directors of the Company, at its meeting held this afternoon approved the following:-

a) Record Date for Sub-Division and issue of Bonus Shares

**Wednesday, 28th September, 2005** as the '**Record Date**' –

- for Sub-Division of the Ordinary Share of the Company of the face value of Rs.10/- (Rupees Ten) each into Ten Ordinary Shares of the face value Re. 1/- (Rupee One) each and
- for determining the Members who would be entitled to Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- (Rupee One) each for every 2 (Two) fully paid-up Ordinary Shares of Re.1/- (Rupee One) each.

b) Change in Board of Directors

Appointment of Mr. S. B. Mathur as an Additional Non-Executive Director of the Company, as a representative of Life Insurance Corporation of India (LIC).

Mr. Y. P. Gupta, the erstwhile representative of LIC, resigned from the Board with effect from the Board meeting held this afternoon.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2005**

Further to our letter dated 29th July, 2005 forwarding the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th June, 2005, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

# PRESS ANNOUNCEMENT

From : **S H Venkatramani**
**Head – Corporate Communications**

## Financial Results for the Quarter ended 30th June, 2005

**Net Sales up 24.7%**
**Post-tax profit up 20.1 %**

ITC's post-tax profit for the Quarter ended 30th June, 2005 registered a growth of 20.1% to Rs. 558.30 crores, while pre-tax profit at Rs. 830.14 crores posted a growth of 21.8%, **both these profit levels being the highest ever declared in any quarter**. Earnings per share for the Quarter stood at Rs. 22.38. Viewed in the context of the base effect (tax refund of Rs.25 crores in the same quarter last year) the growth in post tax profit is even more commendable.

The Company's Net Turnover at Rs. 2266.88 crores registered a robust growth of 24.7% driven by Cigarette sales, ramp up of the Foods business, higher exports of leaf tobacco and improved performance of the Hotels and Paperboards, Paper & Packaging segments. The non-cigarette topline which now accounts for 44% of the Company's Net Turnover, grew by 39% during the quarter.

### FMCG

### Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly. In the Biscuits category, the **'Sunfeast'** range made impressive gains. **'Sunfeast Dark Fantasy'**, a dark chocolate and vanilla cream offering, which was extended to select markets, has redefined the premium segment and further strengthened the Company's quality reputation. During the quarter, the Sunfeast range was further expanded with the launch of **'Sunfeast Snacky'** salted crackers in 2 unique variants viz., Chilli Flakes and Classic Salted. The business is gearing up for the launch of a slew of differentiated products while simultaneously establishing outsourced and distributed manufacturing capacities to garner rapid volume growth in this category. **'Sunfeast Pasta Treat'**, a whole wheat based non-fried product, was introduced as a healthy snacking option for children in 4 exciting flavours. The product has met with encouraging response from consumers. The Company has signed up superstar Shah Rukh Khan as the brand ambassador for Sunfeast. This association is expected to yield significant value addition by reinforcing the brand attributes and reiterating the '**spread the smile**' positioning.

The quarter also marked the Company's foray into the branded spices market under the **'Aashirvaad'** brand, leveraging the strong brand association with superior quality and consistency. Product extension is currently underway to target markets in the North and West. 'Aashirvaad' Atta continued to gain increasing consumer acceptance, further consolidating its position as the clear market leader amongst national branded players.

**Lifestyle Retailing**

The **'Wills Lifestyle'** range vitality was further strengthened with the introduction of a large number of style and colour options in the **'Wills Classic'** and **'Wills Clublife'** categories. The business is in the process of reformulating its retail presence in keeping with the emerging retailing landscape in the country by establishing/relocating stores in high traffic Malls. The 'Wills' range is now available in 35 large format retail stores and 68 multi-brand outlets apart from the 40 exclusive 'Wills Lifestyle Stores'.

The distribution reach of **John Players**, the mid-market brand, was further strengthened during the quarter. The brand is now available in 40 Exclusive Brand Outlets and nearly 1300 Multi-brand and high traffic outlets. The stylish summer collection has significantly reinforced the brand's "comfort dressing" positioning.

**Greeting, Gifting & Stationery**

The business made impressive gains in the Stationery market with the **'Classmate'** and **'Expressions Paperkrafts'** range of products gaining increasing consumer franchise. Backed by a strong distribution network, the Company's products currently reach out to nearly 600 markets across 11500 outlets.. The business also made significant gains in respect of the Greeting cards business with Card volumes growing nearly 10% over the same period last year. The **'Expressions'** range of Greeting cards consolidated its leadership position in multi brand outlets in key markets in the South and East.

**Safety Matches**

Volumes were successfully ramped up during the quarter through continued focus on product quality, enhanced supply chain capabilities and distribution reach. The popular brand **'AIM'** further consolidated its position as the single largest match brand in the country, significantly enhancing the Company's market standing. Product portfolio was also expanded with the launch of 'AIM' Veneer in Kerala. Buoyed by the strong growth in sales, the business is embarking on exports of value-added products to discerning markets in Europe, Africa and the USA.

The recent acquisition of WIMCO by the Company's wholly owned subsidiary Russell Credit Ltd. will yield synergy advantages, apart from catalysing fresh investments in the company with attendant benefits to all stakeholders. The synergy benefits will better position ITC to continue to add value to manufacturers in the small-scale sector through technical and management support to help them achieve superior product quality and processes.

## Agarbattis

ITC continues to partner with small and medium enterprises to help them raise their quality and process standards. 'Mangaldeep' is fast emerging as the only national brand in an industry dominated by multiple local brands.

## Cigarettes

The Cigarettes industry continued to operate in a challenging environment especially in view of the severe restrictions on advertisement and communication brought about with the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 and ratification of the Framework Convention for Tobacco Control, of which India was one of the first signatories. Excise duty rates were also increased by as much as 10% for cigarettes in March 2005. Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before a Constitution Bench of the Supreme Court. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

The Company continues to leverage its focus on world class quality to enhance its market standing and sustain its leadership position in the industry.

## Hotels

Segment revenues at Rs. 147 crores grew by 35.5% over the same period last year on the back of improved room realisations and occupancies across properties. ITC Grand Central, the Company's second hotel in Mumbai, posted a cash profit in its first full quarter of operations. ITC Sonar Bangla continued to make significant gains during the quarter and consolidated its position as the revenue leader in Kolkata.

A comprehensive renovation and product upgradation programme is also underway at various hotels in keeping with the Company's strategy of maintaining the contemporariness of its properties.

The long standing litigation with the owners of Searock hotel in Mumbai was resolved in a mutual settlement, resulting in a one time income of Rs.26.77 crores during the quarter.

## Paperboards, Paper & Packaging

Sales of value added paperboards grew 39% over the same period last year, further enriching the product mix. These products now comprise over 55% of paperboard sales. Significant progress was also made during the quarter towards capacity expansion in the recycled segment with the scaling up of production at the Kovai unit in Tamil Nadu and the new 75,000 TPA line (PM V) at Bhadrachalam, Andhra Pradesh which commenced operations in January 2005.

The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country meeting world-class environmental standards. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard.

Recent investments in state-of-the-art technology in the packaging business have begun delivering substantial savings to the ITC system through in-house manufacture of high-end packaging products.

**Agri business**

The e-choupal network was further ramped up to 5263 installations, reaching out to over 3 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Rajasthan, Karnataka and Andhra Pradesh.

The Company's first rural mall, christened **'Choupal Sagar'**, inaugurated in August 2004 at Sehore, MP continued to attract high levels of footfalls and sales. Construction of 10 more 'Choupal Sagars' is underway with the ones at MHOW and Vidisha, both in MP, expected to be operational shortly. Such malls, in synergistic combination with the e-choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

Agribusiness revenues grew by 64% driven by wheat, non-basmati rice and leaf tobacco.

The Board of Directors, at its meeting held in Kolkata on 29th July, 2005 approved the financial results for the quarter ended 30th June, 2005, which are enclosed.

**July 29, 2005**

